Exhibit 99.1

Attunity Announces New, Additional OEM Agreement with Microsoft,
Extending the Partnership Scope to both Heterogeneous Data
Connectivity as well as Change Data Capture

 Microsoft to integrate Attunity technology in SQL Server to enable heterogeneous data connectivity for use with business intelligence and cloud computing

BURLINGTON, MA – February 14, 2011 – Attunity Ltd. (OTC BB: ATTUF.OB), a leading provider of real-time data integration and event capture software, announced today that it had entered into a new, additional, OEM agreement with Microsoft Corporation (NASDAQ: MSFT), to provide heterogeneous data connectivity in Microsoft's next version of SQL Server. This integration adds another type of data integration technology by Attunity, its Open Database Connectivity (ODBC) connector, to Microsoft’s business platform and will enable its customers to exchange and process data from virtually any data source.

Shimon Alon, Attunity’s Chairman and Chief Executive Officer, stated: “We are very pleased that Microsoft selected Attunity again as their partner of choice. This additional OEM agreement extends the scope of our partnership to heterogeneous data connectivity in addition to the recently announced OEM agreement for Change Data Capture (CDC), solidifying our position as a strategic partner for Microsoft in enabling heterogeneous and real-time data integration. Beyond the strategic value of the partnership, we also expect to receive a significant portion of the payments during 2011, which will allow us to further accelerate our growth plans.”

“Our objective is to deliver a robust business platform that customers can use to improve their business by leveraging any and all of their data,” said Denise Draper, Product Unit Manager at Microsoft. “By incorporating proven technologies such as Attunity’s generic data connectivity into SQL Server, we are facilitating data exchange with virtually any data source, enabling customers to capitalize on the lower cost of ownership of the Microsoft platform and the power of the cloud.”

With this integration, Microsoft customers will be able to use generic ODBC connectivity by Attunity inside SQL Server Integration Services (SSIS) to access and exchange data across a wide range of heterogeneous data sources on virtually any platform. This capability addresses the high demand for making data available for business intelligence and data warehousing, as well as for capitalizing on the cost efficiencies of managing data in the cloud. With this additional integration, the large community of Microsoft SQL Server users can benefit from multiple technologies by Attunity, including generic ODBC connectivity, high-speed connectivity for Oracle and Teradata, and real-time CDC for Oracle which was recently announced. In addition, they can benefit from Attunity’s product lines that further extend data integration with SQL Server and additional enterprise data sources.

Additional details regarding the OEM Agreement are included in the Company’s Report on Form 6-K filed today with the Securities and Exchange Commission (SEC).

About Attunity

Attunity is a leading provider of real-time data integration and event capture software. Our offering includes software solutions such as Attunity Stream®, a real-time and change-data-capture (CDC) software, our Operational Data Replication (ODR) solution and Attunity Connect®, our real-time connectivity software. Using Attunity’s software solutions, our customers enjoy dramatic business benefits by enabling real time access to information where and when needed, across the maze of heterogeneous systems making up today’s IT environment.

Attunity has supplied innovative software solutions to its enterprise-class customers for nearly 20 years and has successful deployments at thousands of organizations worldwide. Attunity provides software directly and indirectly through a number of partners such as Microsoft, Oracle, IBM and HP. Headquartered in Boston, Attunity serves its customers via offices in North America, Europe, and Asia Pacific and through a network of local partners. For more information, visit http://www.attunity.com and join our community on Twitter, Facebook and LinkedIn.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal Securities laws. Statements preceded by, followed by, or that otherwise include the words "believes", "expects", "anticipates", "intends", "estimates", "plans", and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts. For example, when we discuss the expected payments from Microsoft and our growth potential, we are using a forward looking statement. Because such statements deal with future events, they are subject to various risks and uncertainties and actual results could differ materially from Attunity’s current expectations. Factors that could cause or contribute to such differences include, but are not limited to: the impact on revenues of economic and political uncertainties and weaknesses in various regions of the world, including the commencement or escalation of hostilities or acts of terrorism; our liquidity challenges and the need to raise additional capital in the future; any unforeseen developmental or technological difficulties with regard to Attunity’s products; changes in the competitive landscape, including new competitors or the impact of competitive pricing and products; a shift in demand for products such as Attunity’s; unknown factors affecting third parties with which Attunity has formed business alliances; timely availability and customer acceptance of Attunity’s new and existing products; and other factors and risks on which Attunity may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. For a more detailed description of the risks and uncertainties affecting Attunity, reference is made to Attunity’s Annual Report on Form 20-F for the year ended December 31, 2009, which is on file with the Securities and Exchange Commission (SEC) and the other risk factors discussed from time to time by Attunity in reports filed or furnished to the SEC. Except as otherwise required by law, Attunity undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

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© Attunity 2011. All Rights Reserved. Attunity is a registered trademark of Attunity Inc. All other product and company names herein may be trademarks of their respective owners.

Press contacts:

Dror Harel-Elkayam, CFO
dror.elkayam@attunity.com
Tel. +972-9-899-3010

Itamar Ankorion, Director of Marketing and Business Development
itamar.ankorion@attunity.com
Tel. +1-781-730-4071